Exhibit 11.1

ALDILA, INC. AND SUBSIDIARIES

COMPUTATION OF NET INCOME PER COMMON SHARE - UNAUDITED

(In thousands, except per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2005	2004	2005	2004

BASIC:
Net income	$3,644	$2,173	$6,953	$4,447

Weighted average number of common shares outstanding	5,238	4,976	5,191	4,926

Net income per common share	$0.70	$0.44	$1.34	$0.90

ASSUMING DILUTION:
Net income	$3,644	$2,173	$6,953	$4,447

Weighted average number of common shares outstanding	5,238	4,976	5,191	4,926

The number of shares resulting from the assumed exercise of stock options reduced by the number of shares which could have been purchased with the proceeds from such exercise, using the average market price during the period	245	241	230	194

Weighted average number of common and common equivalent shares	5,483	5,217	5,421	5,120

Net income per common share, assuming dilution	$0.66	$0.42	$1.28	$0.87